For immediate release:

INDOSAT REPORTS ITS FIRST HALF 2006

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORT

Jakarta, 29 August 2006 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated first half 2006 operational and financial results with limited review report by the Independent Auditor.  The Company recorded operating revenues and operating income for the period ended 30 June 2006 amounting to Rp5,767.1 billion and Rp1,567.8 billion respectively. Net income was recorded as Rp548.8 billion. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s independent auditor.

For the period ended 30 June 2006, cellular, multimedia, internet and data communication (MIDI), and fixed telecommunication services contributed 74.4%, 16.1%, and 9.5% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles. Financial Results Summary (For Period Ended 30 June) are as follows:

In Billion Rp	2005	2006	(%) Change
Operating Revenues - Cellular - MIDI (Multimedia, Data Communication and Internet) - Fixed Telecommunications	5,780.7 4,312.4 820.1 648.3	5,767.1 4,290.8 927.3 548.9	-0.2 -0.5 13.1 -15.3
Operating Expenses	3,864.3	4,199.3	8.7
Operating Income	1,916.4	1,567.8	-18.2
Net Income	786.3	548.8	-30.2

EBITDA1) EBITDA Margin	3,393.7 58.7	3,306.1 57.3	-2.6 -1.4
Outstanding debt composition • Debt in US$ (%) • Debt in Rp (%)	42.3 57.7	46.4 53.6	4.1 -4.1

1)

EBITDA means earning before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

The operational results Summary (for Period Ended 30 June) are as follows:

Description	2005	2006	(%) Change
Cellular -subscriber (subs) -BTS	12,874,963 5,108	13,859,914 6,248	7.7% 22.3%
International Telephone (million minutes)	467.7	534.5	14.3%
International High Speed Leased Circuit (cct/64K)	3,342	7,816	133.9%
Domestic High Speed Leased Lines (cct/64K)	21,618	37,638	74.1%

“As anticipated during the announcement of our first quarter results, our second quarter performance was relatively flat. However, following the initiatives to regain our growth momentum that we launched in April, we started to see some operational improvements. We hope that this will translate into a better financial performance in the coming quarters.” explained Kaizad  B Heerjee, Deputy President Director of Indosat. “We are confident to maintain our position in the cellular market and maintain our efficiency with EBITDA margin of around 57-59% for the full year 2006”, added Kaizad.

 As of 30 June 2006, our cellular subscriber based reached around 13.9 million with the net add in the second quarter 2006 reached around 904 thousand subscribers. The significant net add in the second quarter 2006 was driven following several new marketing initiatives launched in April 2006 for Mentari and in June for IM3.

The marketing initiatives we have launched among others were the enhancement of the cellular competitiveness of our voice services (Free Talk & Extended local zone programs ), value added services (I-Ring, I-Ring Back Tone, I-Say, and SMS Raja programs ), Long Life Vouchers program, and bundled offering with Motorola and Nokia product. Today, Indosat also launched new initiatives for its Matrix subscriber called Matrix 5tr0ng and also appreciation program for its wireless subscribers called Poin Plus Plus program and Indosat Community program.  Through this appreciation program, all Matrix, Mentari, IM3 and Starone users will enjoy a point based rewards for daily usage of Indosat services.

On  Multimedia, data communication and internet business (MIDI) , Indosat and its subsidiaries PT Lintasarta and PT IM2 provide various type of data communication services and continue to improve its service access, quality and coverage.

On IDD services, Indosat consistently provide customer with various type of services ie. high quality IDD 001 service, economical service IDD 008 as well as discount service IDD 016. These services have shown consistent growth in traffic volume through Indosat’s global connectivity and high quality of services.

Indosat has also continued to expand its  Fixed Wireless Access (FWA) service (StarOne) to cities all over Indonesia. The services are now provided in 9 cities ie.  Balikpapan, Batam, Palembang,  Pekanbaru,  including  Jakarta, Bogor, Surabaya, Malang and Medan. Recently, Indosat has pioneered to launch EVDO-CDMA services in Indonesia.

About Indosat

Indosat is a leading telecommunication and information provider that provides: cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and fixed wireless services (StarOne), Multimedia, Data communications and Internet (MIDI). Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX: ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax  : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website :  www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.